UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Aberdeen Mining Company .

(Name of Issuer)

Common Stock

(Title of Class of Securities)

003050101

(CUSIP Number)

Damon's Motorcycle Creations, Inc.
547 Apollo, Unit C
Bream California 92821
(714) 990-1166

with copy to:

Russell Frandsen, Esq.
Squire, Sanders & Dempsey L.L.P.
801 South Figueroa Street, 14th Floor
Los Angeles, California 90017
(213) 624-2500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 11, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.: 003050101

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Damon's Motorcycle Creations, Inc. (33-0882037)

2. Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing

(a) ☐

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each reporting Person With
	7. Sole Voting Power:	71.3% (1)

	8. Shared Voting Power:	None

	9. Sole Dispositive Power:	71.3% (1)

	10. Shared Dispositive Power:	None

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 84,379,850 (1)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11): 71.3% (1)

14. Type of Reporting Person (See Instruction): CO

  On May 11, 2004, Damon's Motorcycle Creations, Inc., a California corporation ("Damon's), acquired 88,879,850 shares of common stock of Aberdeen Mining Company, representing approximately 75% of its issued and outstanding shares, in consideration for the sale of substantially all of the assets and liabilities of Damon's to Aberdeen Mining Company pursuant to the terms of the Asset Purchase Agreement, as further described in Item 4. Thereafter, on May 12, 2004, Damon's transferred 4,500,000 of the 88,879,850 shares of the common stock acquired pursuant to the Asset Purchase Agreement to a trade creditor in exchange for the creditor's cancellation of certain trade debt and as payment for ongoing consultant services by such creditor. See Items 4 and 5. Therefore, Damon's currently owns 84,379,850 shares of common stock of Aberdeen Mining Company (the "Shares").

CUSIP No.: 003050101

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Thomas Prewitt

2. Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing

(a) ☐

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each reporting Person With
	7. Sole Voting Power:	0.0% (2)

	8. Shared Voting Power:	71.3%

	9. Sole Dispositive Power:	0.0% (2)

	10. Shared Dispositive Power:	71.3%

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 84,379,850 (2)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11): 71.3% (2)

14. Type of Reporting Person (See Instruction): IN

  Thomas Prewitt indirectly holds Shares through his ownership of fifty percent (50%) of the outstanding stock of Damon's, which directly owns the Shares.

CUSIP No.: 003050101

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Richard Perez

2. Check the Appropriate Box if a Member of a Group (See Instructions): Joint Filing

(a) ☐

(b) ☐

3. SEC Use Only

4. Source of Funds (See Instructions): IN

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each reporting Person With
	7. Sole Voting Power:	0.0% (3)

	8. Shared Voting Power:	71.3%

	9. Sole Dispositive Power:	0.0% (3)

	10. Shared Dispositive Power:	71.3%

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 84,379,850 (3)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13. Percent of Class Represented by Amount in Row (11): 71.3% (3)

14. Type of Reporting Person (See Instruction): IN

  Richard Perez indirectly holds Shares through his ownership of fifty percent (50%) of the outstanding stock of Damon's, which directly owns the Shares.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock (the "Common Stock") of Aberdeen Mining Company (the "Company"). The principal executive offices of the Company are located at 18101 Von Karman Avenue, Suite 330, Irvine, CA 92612.

Item 2. Identity and Background

This Schedule 13D is being filed on behalf of Damon's Motorcycle Creations, Inc. ("Damon's"), and its sole shareholders, Thomas Prewitt ("Mr. Prewitt") and Richard Perez ("Mr. Perez," together with Damon's and Mr. Prewitt, the "Reporting Persons"). The principal business and executive offices of Reporting Persons are 547 Apollo, Unit C, Brea, California 92821. Damon's is a manufacturer of custom motorcycles headquartered in Brea, California. Mr. Perez and Mr. Prewitt are co-founders of Damon's and each of them owns 50% of the outstanding stock of Damon's. Mr. Perez is the President of Damon's.

During the last five years, the Reporting Persons have not been convicted in any criminal proceeding. During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons acquired 88,879,850 shares of the Company's commons stock as consideration for the acquisition by the Company of substantially all of the assets and liabilities of Damon's pursuant to the terms of that certain Asset Purchase Agreement, dated May 11, 2004 (the "Asset Purchase Agreement"), by and between the Company and the Reporting Persons. The terms of the transactions are further described in Item 4 below.

Item 4. Purpose of Transaction

On May 11, 2004, the Company acquired substantially all of the assets and liabilities of Damon's. Pursuant to the terms of the Asset Purchase Agreement, the Company issued 88,879,850 shares of its common stock to Damon's as consideration for the transfer to the Company of substantially all of the assets and liabilities of Damon's. The 88,879,850 shares issued to Damon's will bear a restrictive legend, and represent approximately 75% of the Company's issued and outstanding shares at the close of the transaction. As a result of the transaction, Damon's obtained direct control of the Company by way of its ownership of approximately 75% of the outstanding stock of the Company. Mr. Prewitt and Mr. Perez, as the sole shareholders of Damon's, obtained indirect control of the Company through Damon's ownership of approximately 75% of the outstanding stock of the Company.

In evaluating Damon's as a candidate for the proposed acquisition, the Company's directors considered various factors such as Damon's historic financial performance, the anticipated potential for growth of the business of Damon's, and the perception of how the proposed business of Damon's will be viewed by the investment community. In evaluating the Company, it is believed that the directors, officers and shareholders of Damon's placed a primary emphasis on the Company's status as a company without material liabilities, whose common stock was registered under Section 12(g) of the Securities Exchange Act of 1934, as amended.

Prior to the negotiation of the Asset Purchase Agreement, there was no relationship between the Company and Damon's, or their respective affiliates, directors or officers, or any associate of any such director or officer.

Following completion of the stock-for-asset transaction, the Company will cease its prior business operations, but intends to continue, and to expand, the custom motorcycle development, manufacturing and marketing business using the assets the Company acquired from Damon's. The Company intends to amend its Articles of Incorporation to change its corporate name to "MotivNation, Inc.", a name that is more identifiable with the business of Damon's. In addition, the Board has elected the following persons to serve as the Company's officers, effective on May 11, 2004.

Thomas Prewitt	President
Richard Perez	Secretary
Jay Isco Interim	Chief Financial Officer

Under the Asset Purchase Agreement, Damon's retained certain liabilities owing to a trade creditor (the "Creditor"). Pursuant to the terms of an agreement dated May 12, 2004, Damon's agreed to transfer 4,500,000 of the 88,879,850 shares it acquired from the Company to the Creditor in exchange for the cancellation of the trade debt and as payment for ongoing consultant services by such Creditor.

Except as disclosed in this Item 4, the Reporting Persons have no other plans or proposals which relate to or would result in:

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  Any material change in the present capitalization or dividend policy of the issuer;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

  As a result of the transactions referenced in Item 4, Damon's is the direct owner of 84,379,850 shares of the Company's common stock, representing 71.3% of the Company's outstanding shares of common stock. Mr. Prewitt and Mr. Perez, as the sole shareholders of Damon's, are indirect beneficial owners of 84,379,850 shares of the Company's common stock, representing 71.3% of the Company's outstanding shares of common stock.

  Damon's has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 84,379,850 shares of the Company's common stock, representing 71.3% of the Company's outstanding shares of common stock. Mr. Prewitt and Mr. Perez, as the sole shareholders of Damon's, share the power to vote or to direct the vote and the power to dispose or direct the disposition of 84,379,850 shares of the Company's common stock, representing 71.3% of the Company's outstanding shares of common stock.

  Under the Asset Purchase Agreement, Damon's retained certain liabilities owing to the Creditor. Pursuant to the terms of an agreement dated May 12, 2004, Damon's agreed to transfer 4,500,000 of the 88,879,850 shares it acquired from the Company to the Creditor in exchange for the cancellation of the trade debt and as payment for ongoing consultant services by such Creditor.

  None.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None, except for the Asset Purchase Agreement.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement, dated as of May 24, 2004, by and among the Reporting Persons.

Exhibit 2 - Asset Purchase Agreement, dated as of May 11, 2004, by and among the Company and the Reporting Persons.(1)

(1) Previously filed by the Company as Exhibit 2.1 to the Form 8-K/A, filed with the Commission on May 13, 2004, File No. 000-50048.

Signature

After reasonable inquiry and to my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAMON'S MOTORCYCLE CREATIONS, INC.

/s/ Richard Perez

By: Richard Perez, President

Dated: May 24, 2004

/s/ Richard Perez

Richard Perez

Dated: May 24, 2004

/s/ Thomas Prewitt

Thomas Prewitt

Dated: May 24, 2004

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)